Registration No. 333-51916
                                        No. 811-10219

                       SECURITIES AND EXCHANGE COMMISSION

                               Washington DC 20549

                                   FORM N-8B-2

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                      WHICH IS CURRENTLY ISSUING SECURITIES
         PURSUANT TO SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940

               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-5

                         (Name of Unit Investment Trust)

                 1150 South Olive Street, Los Angeles, CA 90015

                   (Address of Principal Office of Registrant)

          Issuer of periodic payment plan certificates only for purposes of information provided herein.

                             Dated January 11, 2001

I.       ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

The trust is the Transamerica Occidental Life Separate Account VUL-5 (the "Separate Account"). The Separate Account is a separate investment account of Transamerica Occidental Life Insurance Company (the "Company") and has no employer identification number.

(b)  Furnish  title of each class or series of  securities  issued by the trust.
-----------------------------------------------------------------------

The securities are flexible premium variable life insurance policies (the "Policy(ies)").

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.


Transamerica Occidental Life Insurance Company, 1150 South Olive Street, Los Angeles, California 90015 FEIN: 95-1060502

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

The Company will hold, in its own custody, all of the securities.

4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  Distribution of the Policies has not yet commenced. When distribution commences, the principal underwriter will be:

Transamerica Securities Sales Corporation, 1150 South Olive Street, Los Angeles, California 90015 FEIN: 95-4044525

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

Iowa.

6. (a) Furnish the dates of execution and termination of agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.


The Separate Account was established under California law pursuant to a resolution of the Board of Directors of the Company on June 11, 1996. As the company's domicile was moved to Iowa, effective December 31, 2000, the Separate Account will be maintained pursuant to Iowa law.

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

None.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The name of the Separate Account has never been changed.

8.   State the date on which the fiscal year of the trust ends.

                  December 31.

         Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceedings which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  There are no current or pending legal or administrative proceedings to which Separate Account, the Company, or principal underwriter, Transamerica Securities Sales Corporation, is a party, which are material with respect to the security holders of the Separate Account.

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST
         ------------------------------------------------------------

         Except for terms defined in this Form N-8B-2, terms used in this Form N-8B-2 have the same meaning as such terms are defined in the prospectus (the "Prospectus") filed with the Securities and Exchange Commission ("SEC") on December 15, 2000 by Transamerica Occidental Life Separate Account as part of a Registration Statement, as amended from time to time, on Form S-6 under the Securities Act of 1933 (the "Registration Statement"), describing the Policies.

General Information Concerning the Securities of the Trust and the Rights of Holders.


10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust.


(a)      Whether the securities are of the registered or bearer type.
         -----------------------------------------------------------

         The Policies are flexible premium variable life insurance policies and, as such, are "registered" in the name of the owners of a Policy (the "Owner") and the records concerning the Owner are maintained by or on behalf of the Company.

(b)      Whether the securities are of the cumulative or distributive type.
         ------------------------------------------------------------ ----

         The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial surrender or withdrawal of Accumulation Value by an Owner, or in connection with the payment of death benefits.

(c) The rights of security holders with respect to partial withdrawal or redemption.


         A Policy may be surrendered at any time, subject to the possible imposition of a surrender charge after the free look period. See Item 13(a) "Surrender
         Charge" and Item 17(a) "Surrender."

 (d)     The rights of security holders with respect to conversion, transfer,
         ---------------------------------------------------------- ----------
         partial-redemption, and similar matters.
         ---------------------------------------

                           TRANSFER - The Policies permit payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the sub-accounts of the Separate Account. Each sub-account invests exclusively in a corresponding mutual fund investment portfolio ("portfolio"). Subject to the consent of the Company, the Owner may transfer amounts among all of the sub-accounts and between the sub-accounts and the Fixed Account, subject to certain restrictions.

                           CONVERSION PRIVILEGE - During the 20 Policy years but before the policy anniversary nearest age 95, subject to certain restrictions, the Owner may convert the Policy to a fixed Policy by transferring all Accumulation Value in the sub-accounts to the Fixed Account and by simultaneously changing the allocation of future payments to the Fixed Account.

                           FREE LOOK PRIVILEGE -
                           -------------------
                           The Policy provides for a free look period under the Right to Cancel provision. The Owner has the right to examine and cancel the Policy by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in by state law) after receiving the Policy.

                           If the Policy provides for a full refund under its "Right to Cancel" provision as required by state law, the refund will be the entire payment. If the Policy does not provide for a full refund, the refund amount will be (1) amounts allocated to the Fixed Account; PLUS, (2) the Accumulation Value in the sub-accounts; PLUS, (3) all fees, charges and taxes which have been imposed.

                           We may delay a refund of any payment made by check until the check has cleared the Owner's bank. The refund will be determined as of the Valuation Date that the Policy is received by us.

                           The Owner may make surrenders and partial withdrawals as described in Items 10(c), 13(a) and 17(a).

                  (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreements with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                           POLICY LAPSE AND REINSTATEMENT -The Policy will lapse if, on a monthly processing date, the surrender value is less than the monthly deductions due. If the Policy lapses, you will have a 61-day grace period in which to pay required premium. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value.

                           If the outstanding loan at any time exceeds the Accumulation Value minus the surrender charges, the outstanding loan will be in default. If the outstanding loan goes into default, you will have a 61-day grace period in which to pay back the excess outstanding loan. If you do not pay back the excess outstanding loan by the end of the grace period, the loan will be foreclosed and the Policy will terminate without value.

                           Within limits and provided it was not surrendered, the Policy may be reinstated within three years from the date of default if it lapses or the outstanding loan is foreclosed.

                           An endorsement to modify grace period may be added at policy issue if death benefit option 1 is selected. While there is no additional charge for this endorsement, Select Monthly Premiums must be paid to maintain benefits of endorsement. These benefits are that the grace period will be modified so that the vase policy and endorsement will remain in effect. The endorsement will not prevent policy from entering grace period during first five years due to failure to meet required premium payments.

(f) The substance of the provisions of any indenture or agreements with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                           We are the legal owner of all portfolio shares held in the Separate Account and each sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from Owners with Accumulation Value in the sub-account. If any federal securities laws or regulations or their interpretation change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares relate to the Policies.

                           We will provide each person having a voting interest in a portfolio with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Separate Account that do not relate to the Policies.

                           We will compute the number of votes that a Owner has the right to instruct on the record date established for the portfolio. This number is the quotient of (1) each Owner's Accumulation Value in the sub-account; divided by (2) the net asset value of one share in the portfolio in which the assets of the sub-account are invested.

                           We may disregard voting instructions Owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Owners.

 (g)      Whether security holders must be given notice of any changes in:
                ---------------------------------------------------------------

                           (1)      the composition of the assets of the trust.
                                    ------------------------------------------

                                    We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company, if (1) the shares of the portfolio are no longer available for investment; or
                                    (2) in our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account.

                                    Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a sub-account without notice to Owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Owner's request.

                                    We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

                                    Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity policies and that fund other variable life policies ("mixed funding"). It is conceivable that in the future such mixed funding or may be disadvantageous for variable life contract and policy owners or variable annuity policy owners. Transamerica does not believe that mixed funding is currently disadvantageous to either variable life insurance contract and policy owners or variable annuity policy owners. Transamerica will monitor events to identify any material conflicts among Policy and Owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, or for separate variable life separate accounts, we will bear the expenses.

                                    We may change the Policy to reflect a
                                    substitution or other change and will notify
                                    Owners of the change. Subject to any
                                    approvals the law may require, the Separate
                                    Account or any sub-accounts may be (1)
                                    operated as a management company under the 1940 Act; (2) deregistered under the 1940 Act if registration is no longer required; or (3) combined with other sub-accounts or our other separate accounts.

 (2)      the terms and conditions of the securities issued by the trust.
                  --------------------------------------------------------------

                                    No change in the terms and conditions of the Policies that affect the Owner's rights will be made without notice to Owners to the extent required by law.

(3)      the provisions of any indenture or agreement of the trust.
         ---------------------------------------------------------

         No notice to or consent from Owners is
         required for any change in the Company's resolution establishing the Separate
         Account.

(4)      the identity of the depositor, trustee or custodian.
         ---------------------------------------------------

         The depositor of the Separate Account cannot be changed.

                      The Separate Account has no Trustees.

 Notice to Owners need not be given for the custodian to be changed.

(h) Whether the consent of security holders is required in order for action to be taken concerning any change in:


         (1)      the composition of the assets of the trust.
                  ------------------------------------------

                  The Policies do not require consent of the Owners when changing the underlying securities of the Separate Account, except as may be required by currently applicable law or regulation.

         (2)     the terms and conditions of the securities issued by the trust.

                  Except as appropriate to comply with federal or state law or regulation the terms and conditions of a Policy cannot be changed without the consent of the Owner.

         (3)      the provisions of any indenture or agreement of the trust.
                  ---------------------------------------------------------

                  No consent is required.

         (4)      the identity of the depositor, trustee or custodian.
                  ---------------------------------------------------

                  The depositor of the Separate Account cannot be changed.

                  The Separate Account has no Trustees and no custodian.

                  (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                           (1)      Payments - See Items 14 and 15.

                           (2) DEATH BENEFIT - If the Policy is in force on the Insured's death, we will, with due proof of death of the Insured, pay the net death benefit to the named beneficiary. We will normally pay the net death benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of net death benefits. The beneficiary may receive the net death benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Owner.

                           DEATH BENEFIT OPTIONS

                           There are three death benefit options available under the policy before the policy anniversary nearest exact age 100. You choose the desired option in the application. By company practice, you may change the option once per policy year after the first policy year by written request. Changes in the death benefit option:

o will be effective on the policy anniversary following the date we approve the change;

o may not increase the net amount at risk, unless we approve the increase based on evidence of insurability of the joint insureds provided to us;

o will incur applicable surrender penalties if the change in option results in a decrease in the face amount; and

o may result in changes in the monthly deductions, including the monthly deduction rates.

Before the policy anniversary nearest exact age 100, the death benefit will be as follows:

For Option 1 (level option), the death benefit is the GREATEST of:

a) the total face amount of the base policy on the date of the insured's death;

b) the death benefit factor multiplied by the accumulation value of the base policy on the date of the insured's death; or

c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

                           For Option 2 (plus option), the death benefit is the
GREATEST of:

a) the total face amount of the base policy on the date of the insured's death, plus the accumulation value of the base policy on the date of the insured's death;

b) the death benefit factor multiplied by the accumulation value of the base policy on the date of the insured's death; or

c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

For Option 3 (plus premium option), the death benefit is the GREATEST of:

a) the total face amount of the base policy on the date of the insured's death, plus the excess, if any, of all gross premiums paid for the base policy as of the date of the insured's death, minus any partial surrenders, proportionate surrender penalties, surrender penalty free withdrawals and premium refunds;

b) the death benefit factor multiplied by the accumulation value of the base policy on the date of the insured's death; or

c) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.


                           Beginning with the policy anniversary nearest exact age 100, the death benefit will be the greater of:

a) the death benefit factor multiplied by the accumulation value of the base policy as of the date of the insured's death; or

b) the amount required for the policy to qualify as a life insurance contract under Code Section 7702.

                           If the Full Death Benefit Rider is in force on the policy anniversary nearest exact age 100, however, the death benefit beginning on that date will be the benefit as provided under the rider.

                           We will determine the accumulation value for the death benefit calculation using the prices calculated at the end of the valuation date on which the insured died. If that date is not a valuation date, we use the prices calculated at the end of the next valuation date.

         Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.


                  The Policies permit payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the Separate Account. Nineteen investment divisions ("sub-accounts") are currently offered under the Policies. Each sub-account invests exclusively in a corresponding portfolio. The portfolios are open-end management investment companies or portfolios of series, open-end management companies. Each of the portfolios operates pursuant to different investment objectives, which are summarized below:

                  THE INCOME & GROWTH PORTFOLIO OF THE ALGER AMERICAN FUND seeks current income with long-term capital appreciation by investing in dividend-paying equity securities that also offer opportunities for capital appreciation.

                  THE GROWTH AND INCOME PORTFOLIO - CLASS B OF THE ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. seeks capital growth with current income by investing in dividend-paying common stocks of good quality.

                  THE PREMIER GROWTH PORTFOLIO - CLASS B OF THE ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. seeks capital growth through active portfolio investment in equity securities of carefully selected U.S. companies that are likely to achieve superior earnings growth.

                  THE APPRECIATION PORTFOLIO OF THE DREYFUS VARIABLE INVESTMENT FUND seeks current income and long-term capital growth consistent with preservation of capital by investing in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.

                  THE SMALL CAP PORTFOLIO OF THE DREYFUS VARIABLE INVESTMENT FUND seeks to maximize capital appreciation by investing in common stocks of U.S. and foreign companies characterized by new or innovative products or services which should enhance prospects for growth of future earnings.

                  THE BALANCED PORTFOLIO - SERVICE SHARES OF THE JANUS ASPEN SERIES seeks long-term growth consistent with preservation of capital and balanced by current income by investing in equity and fixed-income securities selected primarily for their income potential.

                  THE WORLDWIDE GROWTH PORTFOLIO - SERVICE SHARES OF THE JANUS ASPEN SERIES seeks long-term growth of capital by investing in common stocks of foreign and domestic companies. The portfolio has the flexibility to invest on a world-wide basis in companies and other organizations of any size, regardless of the country of organization or place of principal business activity.

                  THE EMERGING GROWTH SERIES OF THE MFS VARIABLE INSURANCE TRUST seeks long-term growth of capital by investing in common stocks of companies that are early in their life cycles that MFS believes have the potential to become major enterprises.

                  THE GROWTH WITH INCOME SERIES OF THE MFS VARIABLE INSURANCE TRUST seeks current income with long-term capital growth by investing in equity securities of companies that are believed to have long-term potential for growth and income.

                  THE RESEARCH SERIES OF THE MFS VARIABLE INSURANCE TRUST seeks long-term growth of capital and future income by investing in equity securities of companies believed to possess better-than-average prospects for long-term growth.

                  THE EMERGING MARKETS EQUITY PORTFOLIO OF THE MORGAN STANLEY UNIVERSAL INSTITUTIONAL FUNDS, INC. seeks long-term capital appreciation by investing primarily in emerging market countries. The Adviser seeks to maximize returns by investing in markets with improving fundamentals, attractive valuations, and low investor recognition, and by selecting securities that demonstrate attractive growth, reasonable valuations, and attractive fundamentals.

                    THE FIXED INCOME PORTFOLIO OF THE MORGAN STANLEY UNIVERSAL INSTITUTIONAL FUNDS, INC. seeks above-average income and total return by investing in obligations of the U.S. government and its agencies, corporate bonds, mortgage-backed securities, foreign bonds, and other fixed income securities and derivatives.

                  THE HIGH YIELD PORTFOLIO OF THE MORGAN STANLEY UNIVERSAL INSTITUTIONAL FUNDS, INC. seeks above-average income and total return by investing in high yield securities, including corporate bonds and other fixed income securities and derivatives.

                  THE INTERNATIONAL MAGNUM PORTFOLIO OF THE MORGAN STANLEY UNIVERSAL INSTITUTIONAL FUNDS, INC. seeks long-term capital appreciation by investing in developed market stocks, including equity securities of non-U.S. issuers comprising the Morgan Stanley Capital International EAFE Index (which includes Australia, Japan, New Zealand, most Western European nations, and certain developed Asian countries, such as Hong Kong and Singapore).

                  THE MANAGED PORTFOLIO OF THE OCC ACCUMULATION TRUST seeks growth of capital over time by investing primarily in common stocks, bonds and cash equivalents.

                  THE SMALL CAP PORTFOLIO OF THE OCC ACCUMULATION TRUST seeks capital appreciation by investing primarily in equity securities of companies with a market capitalization under $1 billion.

                  THE STOCKSPLUS GROWTH AND INCOME PORTFOLIO OF THE PIMCO VARIABLE INSURANCE TRUST seeks to outperform the stock market as measured by the S&P 500 Index by investing in S&P 500 derivatives in addition to or in place of S&P 500 stocks in an attempt to equal or exceed the performance of the S&P 500.

                  THE GROWTH PORTFOLIO OF THE TRANSAMERICA VARIABLE INSURANCE FUND, INC. seeks long-term capital growth by investing in listed and unlisted common stocks of companies with superior growth potential.

                    THE MONEY MARKET PORTFOLIO OF THE TRANSAMERICA VARIABLE INSURANCE FUND, INC. seeks to maximize current income, liquidity and preservation of capital by investing in short-term money market instruments.


         12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish information for each such company:

                  (a)      Name of Company.
                           ---------------

The sub-accounts of the Separate Account invest in a number of corresponding portfolios managed by a number of investment advisers.

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
(A)                                   (B)          (C)                         (D)                     (E)
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
NAME OF COMPANY                       DEPOSITOR    CUSTODIAN                   UNDERWRITER             PERIOD DURING WHICH
                                                                                                       SECURITIES OF SUCH

                                                                                                       COMPANIES HAVE BEEN

                                                                                                       THE UNDERLYING

                                                                                                       SECURITIES

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Emerging Growth Series of  MFS        None         Investors Bank and Trust    MFS Fund                None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Research Series of MFS Variable       None         Investors Bank and Trust     MFS Fund               None
Insurance Trust                                    Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth with Income Series of MFS      None         Investors Bank and Trust     MFS Fund               None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
                                      None                                     Morgan Stanley & Co.,   None
Fixed Income Portfolio of Morgan                   Chase Global Funds          Inc. 1221 Avenue of
Stanley Universal Funds, Inc.                      Services Company, 73        the Americas, New
                                                   Tremont Street, Boston,     York, NY 10020
                                    MA 02108

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
High Yield Portfolio of Morgan        None          Chase Global Funds         Morgan Stanley & Co.,   None
Stanley Universal Funds, Inc.                      Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
International Magnum Portfolio of     None          Chase Global Funds         Morgan Stanley & Co.,   None
Morgan Stanley Universal Funds, Inc.               Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Emerging Markets Equity Portfolio     None          Chase Global Funds         Morgan Stanley & Co.,   None
of Morgan Stanley Universal Funds,                 Services Company, 73        Inc. 1221 Avenue of
Inc.                                               Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Premier Growth Portfolio of           None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth and Income Portfolio of        None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Income and Growth Portfolio of The    None         Custodial Trust Co.         Fred Alger & Co., Inc.  None
Alger American Fund                                245 Park Avenue             30 Montgomery Street
                                                   New York, NY 10167          Jersey City, NJ 07302
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Worldwide Growth Portfolio of Janus   None         State Street Bank and       None                    None
Aspen Series                                       Trust
                                                   P. O. Box 0351
                                                   Boston, MA  02117
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Balanced Portfolio of Janus Aspen     None         State Street Bank and       None                    None
Series                                             Trust
                                                   P. O. Box 0351
                                                   Boston, MA  02117
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Small Cap Portfolio of OCC            None         State Street Bank and       OCC Distributors        None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Managed Portfolio of OCC              None         State Street Bank and        OCC Distributors       None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Small Cap Portfolio of Dreyfus        None         Mellon Bank, N.A.           Premier Mutual Fund     None
Variable Investment Fund                           One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Capital Appreciation Portfolio of     None         Mellon Bank, N.A.           Premier Mutual Fund     None
Dreyfus Variable Investment Fund                   One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
StocksPlus Growth and Income          None         PIMCO Funds Distributor     State Street Bank and   None
Portfolio of PIMCO Variable                        LLC                         Trust Company
Insurance Trust                                    2187 Atlantic Street        801 Pennsylvania,
                                                   Stamford, CT  06902         Kansas City, Missouri

                                                                               64105

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth Portfolio of Transamerica      None         State Street Bank and       None                    None
Variable Insurance Fund, Inc.                      Trust Company
                                                   225 Franklin Street

                                Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Money Market Portfolio of             None         State Street Bank and       None                    None
Transamerica Variable Insurance                    Trust Company
Fund, Inc.                                         225 Franklin Street
                                Boston, MA 02110

------------------------------------- ------------ --------------------------- ----------------------- ------------------------


         Information Concerning Loads, Fees, Charges and Expenses

         13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject:

                           (A) the nature of such load, fee, expense or charge;
                           (B) the amount thereof:

                           (C) the name of the person to whom such amounts are paid and his relationship to the trust:

                           (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                           (1)      Under the Policies

                                    CHARGES AND DEDUCTIONS

                                    The following charges will apply to your policy under the circumstances described. Some of these charges apply throughout the policy's duration. Other charges apply only if you choose certain options under the policy. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under or in connection with the policies. Services and benefits provided by us include:

o        the death benefits, cash and loan benefits provided by the policy;

o        investment options, including net premium allocations;

o        administration of various elective options under the policy; and

o        the distribution of various reports to policy owners.

                                    Costs and expenses incurred by us include:

o        those associated with underwriting applications and riders;

o various overhead and other expenses associated with providing the services and benefits related to the policy;

o        sales and marketing expenses; and

o other costs of doing business, such as federal, state and local premium and other taxes and fees.

                                    Risks assumed by us include the risks that the insured may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the policies will exceed the charges deducted.

                                    ADMINISTRATIVE CHARGE

                                    Each time you make a premium payment to us, we impose a charge equal to 7% of the premium payment for policies with a face amount under $5,000,000, 6.5% for face amounts between $5,000,000 and $9,999,999, and 6.25% for face amounts of $10,000,000 and over. The administrative charge is designed to help offset our state and local premium taxes, federal income tax treatment of deferred acquisition costs, as well as a portion of the distribution costs associated with the policies.

                                    SURRENDER PENALTY

                                    During the first 10 policy years, and the first 10 layer years for each layer, or until the policy anniversary nearest age 100, whichever is earlier, we will assess a surrender penalty on any surrender amount that exceeds the amount eligible for a surrender penalty free withdrawal and/or a decrease in face amount. Separate surrender penalty factors and surrender penalty periods apply to the base policy and to each layer. The minimum surrender penalty is $25.

                                    A layer year is a twelve month period
                                    beginning on the effective date of a layer, and each twelve month period thereafter.

                           After the 10th policy year or, as applicable, layer year, we assess a $25 charge for partial surrenders in excess of the amount that would be eligible for surrender penalty free withdrawal during the surrender penalty period.

                           We deduct the surrender penalty from the base policy
or layer accumulation value.

                           The surrender penalty is a factor times each $1,000 of the face amount of the base policy or layer. The surrender penalty factor for a policy depends on:

o        the face amount of the base policy;

o        the face amount of each layer, if any;

o the insured's age at issue, sex, smoker or non-smoker status, and underwriting risk classification as determined separately for the base policy and each layer, respectively; and

o        how many years the policy and each layer, if any, have been in force.

                           The surrender penalty factors are shown in the policy
data pages for the policy.

                           The surrender penalty is intended to help us recover a portion of our first year acquisition expenses and sales expenses, including commissions.

                           ALLOCATION CHANGE CHARGE

                           We reserve the right to impose a charge of up to $25 for each change you make in premium allocations for new net premiums. We will deduct such charge from the accumulation value of the base policy on a pro rata basis. Currently, we do not currently impose this charge.

                           The charge is designed to recover the administrative expenses associated with processing changes in allocation elections.

                           TRANSFER FEE

                           We will not charge you for the first 18 transfers you make during a policy year. If you make more than 18 transfers during a policy year, we will charge you up to $25 for each additional transfer.

                           This fee is designed to cover our administrative expenses associated with processing more transfers than our other fees and charges for administrative expenses are designed to offset.

                           ADDITIONAL ILLUSTRATIONS

                           Upon written request at any time, we will send you an illustration of your policy's benefits and values. There is no charge for the first illustration in each policy year. We reserve the right to charge up to $25 for each additional illustration you request in a policy year. We will deduct any such fee from the accumulation value of the base policy on a pro-rata basis.

                           This charge is designed to recover the administrative expenses associated with providing such additional illustrations.

                           ACCELERATED DEATH BENEFIT RIDER

                           If the Accelerated Death Benefit Rider is in effect on your policy and you receive an Accelerated Death Benefit payment, we will deduct an administrative fee of $250 from each payment you receive.

                           The administrative fee is designed to help us recover the expenses associated with gathering, reviewing, and evaluating the information necessary to approve your request, as well as the expenses associated with processing the payment.

                           MORTALITY AND EXPENSE RISK CHARGE

                           We impose a daily charge at an effective annual rate of 0.25% of the average daily net asset value of each sub-account. The charge is reflected in the calculation of the daily unit value. This charge compensates us for assuming mortality and expense risks. We may realize a profit from this charge.

                           The mortality risk we assume is that insureds may live for a shorter time than anticipated. If this happens, we will pay more net death benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the policies will exceed those compensated by the administration charges in the policies.

                           MONTHLY DEDUCTIONS

                           Beginning on the policy date and on each subsequent monthly policy date, we will determine the monthly deduction for that policy month. The monthly deduction is the sum of the monthly deduction for the base policy and the monthly deduction for each layer. The monthly deduction will continue to the policy anniversary nearest the insured's 100th birthday.

                           The monthly deduction for the base policy is equal to
the sum of four charges:

o the monthly deduction rate for the base policy, times .001, times the difference between the death benefit and the accumulation value of the base policy on the applicable monthly policy date; PLUS

o        the monthly deduction for any riders; PLUS

o        the policy fee; PLUS

o the monthly expense charge per thousand for the base policy, times .001, times the face amount of the base policy.

                           The monthly deduction for each layer is equal to:

o the monthly deduction rate for the layer, times .001, times the difference between the death benefit and the accumulation value of the layer on the monthly layer date; PLUS

o the monthly expense charge per thousand for the layer, times .001, times the face amount of the layer.

                           On each monthly policy date, we will take the monthly deduction for that policy month. If the monthly policy date is not a valuation date, we will take the monthly deduction on the next valuation date. The monthly deduction for the base policy and for each layer is taken from the applicable accumulation value. If the monthly deduction amount for a layer exceeds the layer's accumulation value minus any outstanding loan, the excess portion of the monthly deduction for the layer will be taken first from the next most recently added layers, in order, and, then from the base policy. The amount of the monthly deduction taken from the accumulation value of the base policy and then from any layers will be deducted from your investment options within the base policy or layer on a pro-rata basis.

                           This deduction is a charge we assess for various expenses related to the issuance of a policy, the cost of life insurance, the cost of any optional benefits and administrative expenses. We may realize a profit from the monthly deductions.

                    MONTHLY DEDUCTION RATES. This is the rate used to calculate a portion of the monthly deduction on the base policy and on each layer, respectively.

                           The monthly deduction rates may differ for the base policy and for each layer. The monthly deduction rates will depend on:

o        the total of the face amount of the base policy and of all layers;

o        the insured's sex;

o the insured's smoker or nonsmoker status as determined by us for the base policy and, separately, for each layer, respectively;

o the insured's class of risk, including any extra ratings as determined by us for the base policy and, separately, for each layer, respectively;

o the number of years that the policy and each layer, respectively, have been in force; and

o        the insured's age at issue or on each layer date, respectively.

                           The maximum monthly deduction rates are based on the 1980 Commissioners Standard Ordinary table for sex distinct, smoker distinct, age nearest birthday rates, adjusted for extra ratings.

                           A table of guaranteed maximum monthly deduction rates for the policy is shown in the policy data pages. We may use rates lower than these guaranteed maximum monthly deduction rates. We will never use higher rates.

                           Any change in the monthly deduction rates will be prospective and will be subject to our expectations as to future cost factors. Such cost factors may include, but are not limited to, mortality, expenses, interest, persistency, and any applicable federal, state and local taxes.

                           The monthly deduction rates in effect for the base policy and for each layer, respectively, at the time they are issued, are guaranteed not to be increased during the applicable required premium period.

                           MONTHLY DEDUCTION FOR RIDERS. Additional benefits are available by riders to your policy. The fees for these optional riders pay for the cost of these additional benefits. The monthly deduction for riders is deducted from the accumulation value as part of the monthly deduction for the base policy.

o Accident Indemnity Rider - The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider terminates on the policy anniversary nearest the insured's 70th birthday, if not terminated sooner. The monthly deduction rate for the rider varies by issue age (age on the layer date for each layer, respectively). The charge is equal to the monthly rate for the rider times the number of thousands of coverage amount under the rider.

o Full Death Benefit Rider - The fee for this rider is part of the monthly deduction during the policy years when the insured is between the attained ages of 90 and 99. The monthly rate for the rider is equal to $0.10 per $1,000 of net amount at risk on the base policy and on each layer, respectively.

o Guaranteed Insurability Rider - The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider will terminate on the policy anniversary nearest the insured's 40th birthday, if it has not been terminated sooner. The monthly deduction rate varies based on the issue age and, in California, by the sex of the insured. The monthly rate is applied to the number of thousands of insurance which may be elected under the rider.

o Insurance on Children Rider -The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider will terminate on the policy anniversary nearest the insured's 65th birthday, if not terminated sooner. The monthly deduction rate for the rider is equal to $0.45 for each unit of coverage (one unit is $1,000) elected.

o Waiver Provision Rider - The charge for this rider is part of the monthly deduction during the policy years during which the rider is in effect. The rider will terminate on the policy anniversary nearest the insured's 60th birthday, if not terminated sooner. The charge is equal to the monthly deduction rate times the number of thousands of net amount at risk on the base policy and on each layer, respectively. The rate varies by the insured's attained age, sex, and smoker or nonsmoker classification on the base policy.

                           POLICY FEE - On each monthly policy date, we deduct a policy fee as a part of the monthly deduction for the base policy. Currently, this monthly fee is $6. We reserve the right to change this fee, but we guarantee it will never be more than $6 during the required premium period of the base policy or $10 thereafter. There are no policy fees for layers.

                    MONTHLY EXPENSE CHARGE PER THOUSAND. The monthly expense charge per thousand varies by policy. The charge for a policy is based on:

o        the face amount of the base policy;

o        the face amount of each layer, respectively, if any;

o        the age of the policy or layer, if any;

o        the insured's sex;

o the insured's smoker or nonsmoker status as determined by us for the base policy and, separately, for each layer, respectively;

o the insured's class of risk as determined by us for the base policy and, separately, for each layer, respectively; and

o the insured's age at issue (or age on layer date, for each layer, respectively).

                           The monthly expense charge per thousand may differ for the base policy and for each layer.

                           REINSTATEMENT INTEREST CHARGES

                           If your policy lapses and you subsequently reinstate it, you will incur interest charges if:

o        you had an outstanding loan when the policy lapsed;

o you must pay us an amount necessary as a required premium per year; and/or o you must pay us the net cash value we paid to you at the time the policy lapsed.

                           The interest rate for an outstanding loan is at an effective annual rate of 6.25% (5.88% in advance) for the period from the date the policy lapsed to the date the loan is repaid or reinstated under the REINSTATEMENT provisions. The interest rate for the required premium per year and for the net cash value paid back to us is at an effective annual rate of 6%.

                           These interest charges are designed to help us recover the expenses we incur to underwrite and process the reinstatement request, as well as to help offset the reduction in surrender penalty factors from the date the policy lapsed to the date of reinstatement.

                           PORTFOLIO EXPENSES

                           The value of the units of the sub-accounts will reflect the management fee and other expenses of the portfolios in which the sub-accounts invest. The management fees and other expenses of the portfolios are listed above under the Table of Portfolio Expenses. The prospectuses and statements of additional Information of the portfolios contain more information concerning the fees and expenses.

                           POSSIBLE TAX CHARGE

                           No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we reserve the right to deduct a charge for such taxes from your policy. We may reflect the amount of such taxes in the calculation of the unit values.

                           (2)      Underlying Securities

                                    In addition to the charges described above, certain management fees and other expenses are deducted from the assets of the underlying portfolios. The level of fees and expenses vary among the portfolios. The following table shows the management fees and other expenses of the portfolios for 1999. For more information concerning these fees and expenses, see the prospectuses of the portfolios.


                                                     PORTFOLIO EXPENSES

                    (as a percentage of assets after fee waiver and/or expense reimbursement)(1)

                                                                                                               TOTAL
                                                                                                             PORTFOLIO

                                                                MANAGEMENT         OTHER          RULE        ANNUAL
PORTFOLIO                                                          FEES           EXPENSES     12B-1 FEES    EXPENSES
---------                                                          ----           --------     ----------    --------
Alger American Income & Growth                                    0.625%           0.075%           -          0.70%
Alliance VP Growth & Income - Class B                              0.63%           0.09%          0.25%        0.97%
Alliance VP Premier Growth - Class B                               1.00%           0.04%          0.25%        1.29%
Dreyfus VIF Appreciation                                           0.75%           0.03%            -          0.78%
Dreyfus VIF Small Cap                                              0.75%           0.03%            -          0.78%
Janus Aspen Series Balanced - Service Shares(2)                    0.65%           0.02%          0.25%        0.92%
Janus Aspen Series Worldwide Growth - Service Shares(2)            0.65%           0.05%          0.25%        0.95%
MFS VIT Emerging Growth                                            0.75%           0.09%            -          0.84%
MFS VIT Growth with Income                                         0.75%           0.13%            -          0.88%
MFS VIT Research                                                   0.75%           0.11%            -          0.86%
MS UIF Emerging Markets Equity(3)                                  0.42%           1.37%            -          1.79%
MS UIF Fixed Income(3)                                             0.14%           0.56%            -          0.70%
MS UIF High Yield(3)                                               0.19%           0.61%            -          0.80%
MS UIF International Magnum(3)                                     0.29%           0.87%            -          1.16%
OCC Accumulation Trust Managed(3)(4)                               0.77%           0.06%            -          0.83%
OCC Accumulation Trust Small Cap(4)                                0.80%           0.09%            -          0.89%
PIMCO VIT StocksPLUS Growth & Income(5)                            0.40%           0.25%            -          0.65%
Transamerica VIF Growth                                            0.70%           0.15%            -          0.85%
Transamerica VIF Money Market                                      0.00%           0.60%            -          0.60%


We may receive payment from some or all of the portfolios or their advisers in varying amounts that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

The fee table information relating to the underlying portfolios was provided to us by the portfolios or their investment advisers, as we have not and cannot independently verify either the accuracy or completeness of such information. Therefore, we disclaim any and all liability for such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table. These expenses are for the year ended December 31, 1999.

Notes to Fee Table:

(1) From time to time, the portfolio's investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 1999. The expenses shown in the table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 1999. Without such waivers or reimbursements, the annual expenses for 1999 for certain portfolios would have been, as a percentage of assets, as follows:


                                                                                        TOTAL PORTFOLIO

                                                   MANAGEMENT FEES        OTHER              ANNUAL
PORTFOLIO                                                               EXPENSES            EXPENSES
---------                                                               --------            --------
MS UIF Emerging Markets Equity                          1.25%             1.37%              2.62%
MS UIF Fixed Income                                     0.40%             0.56%              0.96%
MS UIF High Yield                                       0.50%             0.61%              1.11%
MS UIF International Magnum                             0.80%             0.87%              1.67%
Transamerica VIF Growth                                 0.75%             0.15%              0.90%
Transamerica VIF Money Market                           0.35%             1.04%              1.39%

(2) Expenses are based on estimated expenses the service shares expect to incur in the initial fiscal year.

(3) The management fee of certain of the portfolios includes breakpoints at designated asset levels. Further information on these breakpoints is provided in the prospectuses for the portfolios.

(4) The Adviser is contractually obligated to waive that portion of the advisory fee and to assume any necessary expense to limit total operating expenses of the portfolio to 1.00% of average net assets (net of expenses offset) on an annual basis.

(5) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent these expenses would exceed 0.65% of average daily assets due to the payment of organizational expenses and Trustees' fees. Without such reductions, total operating expenses for the fiscal year ended December 31, 1999 were 0.65%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Fees expressed are restated as of April 1, 2000.

                           (3)      Distributions

                                    No distributions are made to Owners except voluntary surrenders or partial withdrawals, or to beneficiaries except upon payment of death proceeds. Surrenders and partial withdrawals may be subject to the surrender charges and withdrawal transaction fees described in 13(a)(1), above. Also see Item 21.

   (4)      Cumulated or Reinvested Distributions or Income

            Distributions from the portfolios are
            reinvested by sub-accounts of the Separate
            Account in additional shares of the
            respective portfolios, without charge, at net asset value.

   (5)      Redeemed or Liquidated Assets of the Trust's Securities

            See "Surrender Penalty" under Item 13(a)(1) above.

(b) For each installment payment type of periodic payment plan certificate of the trust, furnish information with respect to sales load and other deductions from principal payments.

                    Each time you make a premium payment to us, we impose a charge equal to 7% of the premium payment for policies with a face amount under $5,000,000, 6.5% for face amounts between $5,000,000 and $9,999,999, and 6.25% for face amounts of $10,000,000 and over. The administrative charge is designed to help offset our state and local premium taxes, federal income tax treatment of deferred acquisition costs, as well as a portion of the distribution costs associated with the policies.

                  (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

                           See item 13(b) above.

                  (d) Explain fully the reasons for any difference in the price at which securities are offered for any class of transactions to any class or group of officers, including officers, directors or employees of the deposition trustee, custodian or principal underwriter.

                           Not Applicable.

                  (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                           None.

                  (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing, may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                           Neither the Company, Transamerica Securities Sales Corporation nor any affiliated person of the foregoing may receive any profit or any other benefit from payments under the Contract or the investments held in the Separate Account not included in the answer to Item 13(a) or (d) through the sale or purchase of the Contract or shares of the portfolios, except that (1) the Company may receive a profit to the extent that the cost of insurance built into the Contract exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided to be profitable to the Company; (3) the Company will compensate certain others, including the company's agents, for services rendered in connection with the distribution of the Contract, as described in Item 38, but such payments will be made from the Fixed Account; and (4) the investment advisers of the respective portfolios will receive an advisory fee, as described in Item 13(a)(2).

                  (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                           Not Applicable.  The Separate Account has no assets
                                as of the date of this filing.

         Information Concerning the Operations of the Trust

         14. Describe the procedure with respect to the applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  APPLICATION FOR A POLICY

                  We offer policies to proposed insureds who are between ages 16 and 89. After receiving a completed application, we will begin underwriting to decide the insurability of the proposed insured. We may require medical examinations and other information before deciding insurability. We issue a policy only after underwriting has been completed. We may reject an application that does not meet our underwriting standards.

                  If we approve the application, we will place each insured into one of six underwriting classes:

o        Preferred nonsmoker
o        Preferred smoker
o        Standard nonsmoker
o        Standard smoker
o        Uninsurable nonsmoker
o        Uninsurable smoker

                  Additional adjustments for extra ratings due to increased mortality risk may apply to persons classified into the preferred or the standard underwriting classes.

                  The underwriting class assigned to each insured affects the monthly deductions for the policy. The monthly deductions and surrender charges for a policy are based on the insured's underwriting class, among other factors. Generally, our rates are lowest for preferred nonsmokers.

                  We also charge lower rates for policies with higher face amounts of base policy coverage. We offer the following bands for face amounts of base policy coverage:

o        $100,000 - $249,999
o        $250,000 - $999,999
o        $1,000,000 - $2,999,999
o        $3,000,000 - $4,999,999
o        $5,000,000 - $9,999,999
o        $10,000,000 and above

                  You may make a payment at the time of application, under certain circumstances, subject to our rules. Under our underwriting rules, you may make a payment at the time of application if you are requesting a face amount of base policy coverage which is no more than $1,000,000. We may also refuse to accept initial payments with the application for other situations.

                  If you make an initial payment in the amount of at least one monthly premium, (or 10% of an annual premium), we will issue a conditional receipt which may provide fixed conditional insurance, but not until after all its conditions are met. Included in these conditions are:

o        the completion of both parts of the application;

o        completion of all underwriting requirements; and

o the proposed joint insureds must both be insurable under our rules for insurance under the policy, in the amount, and in the underwriting class applied for in the application.

                  After all conditions are met, the amount of fixed conditional insurance provided by the conditional receipt will be the amount applied for, up to a maximum of $250,000 for persons age 16 to 65 and insurable in a standard underwriting class, and up to $100,000 for all other ages and underwriting classes.

                  You do not need to pay an initial payment at the time of application. If we approve the application, you will need to pay us the minimum initial premium for the policy before any coverage under the policy will be in effect.

                  MINIMUM INITIAL FACE AMOUNT

                  We will generally issue a policy only if it has a face amount of at least$25,000.

                  EFFECTIVE DATE OF COVERAGE

                  Except as otherwise provided under the terms of the conditional receipt, no insurance coverage is provided under the policy until after we approved the application and:

o        the minimum initial premium is paid to us; and

o        the policy is delivered to you while:

a)       the insured is alive and in good health, and

b) the statements and answers in the application continue to be true and complete.

                  POLICY DATE

                  The policy date is the date from which insurance coverage is provided under the policy, subject to the conditions noted above. We take monthly deductions from the policy for the period starting with the policy date.

                  Generally, except when you request and we approve backdating a policy, the policy date will be:

o two calendar days after we approve the application if you submitted the initial premium with the application and the policy is issued without delivery requirements; or

o the date you accept the policy and pay us the initial premium, if you did not submit the initial premium with the application and/or we issued the policy subject to satisfactory completion of delivery requirements.

                  In the latter situation, when we receive the initial premium and any delivery requirements, we will amend the policy date as originally issued. The amended policy date will be the date on which the policy was delivered to you and you had completed any delivery requirements and/or paid over to our agent the required initial premiums. We will not amend the date forward beyond that date which would cause either or both joint insureds to be a year older for purposes of determining monthly deductions.

                  BACKDATING A POLICY

                  If you request, we may backdate a policy by assigning a policy date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law or by our underwriting rules. Your request must be in writing and, if we approve the request, will amend your application.

                  Monthly deductions are based in part on the age of each joint insured at issue. Generally, monthly deductions are less at a younger age. We will deduct monthly deductions for the period that the policy is backdated. This means that, while the monthly deduction may be lower than what would have applied had we not backdated the policy, you will be paying for insurance during a period when it was not in force.

                  REALLOCATION DATE

                  When we approve and issue a policy, we establish a reallocation date for that policy. Currently, the reallocation date is 25 calendar days from the date we approve the policy for issue.

                  Any net premiums credited to your policy before the reallocation date will be allocated initially to the money market sub-account for any portion of net premiums you wish to allocate to the sub-account. Any portion of the net premiums you elected to allocate to the fixed account will be allocated directly to the fixed account. On the reallocation date, the value of those net premiums initially allocated to the money market sub-account will be reallocated to the sub-account options you elected on your application or subsequent premium allocation election.

                  Net premiums credited to your policy on or after the reallocation date will be allocated to the fixed account and to your elected sub-account options directly, based on your most recent premium allocation election.

                  FREE LOOK PERIOD

                  The policy provides for a free look period. You have the right to examine and cancel your policy by returning it to us or to one of our representatives within 10 days after you receive the policy, or a longer period as required by state law for replacement policies or for other reasons.

                  If you exercise the free look option, we will void the policy and refund:

o the difference between any premiums paid, including fees or other charges, and the amounts allocated to the separate account; PLUS

o the value of the amounts in the separate account on the date we receive the returned policy at our administrative office; PLUS

o        any fees or other charges imposed on amounts in the separate account.

                  If your policy provides for a full refund as required by state law, your refund will be the total premiums paid to the policy. We may delay a refund of any payment made by check until the check has cleared your bank.

         15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  PREMIUMS

                  Premiums are payable to Transamerica Occidental Life Insurance Company. Premium payments may be made by mail to our Administrative Office or through our authorized representative.

                  When you apply for a policy, you must elect a required premium per year amount. Your agent will tell you the minimum and maximum amounts that you may elect based on your proposed policy. The cumulative required premium must be paid during the applicable required premium period or the policy will enter the grace period and may lapse.

                  PAYING THE REQUIRED PREMIUMS DURING THE REQUIRED PREMIUM PERIOD DOES NOT GUARANTEE THE POLICY WILL NOT LAPSE. EVEN IF YOU PAY THE REQUIRED PREMIUMS, THE POLICY CAN STILL LAPSE IF THE ACCUMULATION VALUE, LESS ANY OUTSTANDING LOAN, IS NOT ENOUGH TO PAY THE MONTHLY DEDUCTIONS DUE. If the Endorsement to Modify Grace Period is in effect on your policy, however, the policy will not enter the grace period due to monthly deduction exceeding the available accumulation value, subject to the provisions of that endorsement.

                  We will accept any premium amount you send us while the policy is in force, subject to the Premium Limitation provision and certain conditions.

                  PREMIUM QUALIFICATION CREDIT

                  At the end of each year during the required premium period of the base policy, if you have paid the cumulative required premiums for the base policy as described in the Required Premiums provision, we will add a premium qualification credit to the accumulation value of the base policy. For the base policy, the amount of the credit will be a specific percentage of the required premium per year for the base policy during the required premium period. The premium qualification credit is equal to 2% of the required premium. After the required premium period for the base policy, no additional premium qualification credits will be added to your accumulation value.

                  At the end of each layer year during the required premium period of each layer, if you have paid the cumulative required premiums for the layer as described in the Required Premiums provision, we will add a premium qualification credit to the accumulation value of that layer. For a layer, the amount of the credit will be 2% of the required premium for the layer. After the required premium period for each layer, no additional premium qualification credits will be added to your accumulation value.

                  We will not credit the premium qualification credit if the amount of premium required is not received by the end of the applicable policy or layer year.

                  The premium qualification credit will be allocated among your investment options according to the most recent premium allocation election we have received from you. We will allocate the premium qualification credit on the policy or layer anniversary if that day is a valuation date. If the policy or layer anniversary is not a valuation date, we will allocate the premium qualification credit on the next valuation date.

                  PREMIUM LIMITATION

                  We reserve the right to refund any unscheduled premium during any policy year if the total premium paid:

o increases the difference between the death benefit and the accumulation value; and

o is more than 1% of the policy's face amount and more than three times the total of the monthly deductions for the previous policy year.

                  We also reserve the right to refund any unscheduled premiums that exceed $25,000 in any 12-month period. We will not refund any amount if doing so would cause the policy to enter the grace period before the next policy anniversary. The amount refundable will not exceed the net cash value of the policy.

                  If we believe any portion of a premium payment will cause a policy to become a Modified Endowment Contract, or MEC, under the tax laws, we will not accept that portion of the premium payment and will immediately notify you. We will refund the excess portion when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

o The premium payment would no longer cause the policy to become a MEC as of the date the refund is to be made; or

o We receive a signed acknowledgment from you before the refund date instructing us to process the premium notwithstanding the tax issues involved.

                  In the above cases, we will treat the excess premium as having been received on the date the excess premium would no longer create a MEC or the date we receive the signed acknowledgment. We will then process it accordingly. You may submit a written authorization to us with the premium instructing us to apply the premium to the policy even though applying that premium would cause the policy to become a MEC. In that event, we will treat such authorization as the signed acknowledgement noted above and will credit the net premium to the policy according to our regular premium allocation rules.

                  CONTINUATION OF INSURANCE

                  If you stop paying premiums, we will continue your policy at the face amount then in effect and with any additional benefits provided by rider, subject to the grace period and any premium requirements that may be in effect.

                  ALLOCATION OF NET PREMIUMS

                  In the application for your policy, you elect the initial allocation of the net premiums among the investment options. You may allocate net premiums to one or more investment options. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and the combined percentages must total 100%. In the future, we may limit the number of sub-accounts you may invest in. Currently, you may allocate your net premiums among any or all the sub-accounts and the fixed account. The allocation percentages you elect will apply to all premiums we receive unless you change your premium allocation instructions to us.

                  You may change your premium allocation instructions at any time by sending us a written request or by exercising your telephone access privilege. Any premium allocation change will apply to all premiums we receive on or after the effective date of change. We reserve the right to charge a fee up to $25 for each premium allocation change, but we do not currently charge for allocation change requests. We will deduct any such fee from the accumulation value of the base policy on a pro-rata basis.

                  Your premium allocation election applies to all net premiums credited to your policy. Separate elections for each layer and the base policy are not permitted.

                  The accumulation value in each sub-account will vary with the investment experience of the portfolio in which the sub-account invests. You bear this investment risk. Investment performance may also affect the death benefit. You should review your allocations of premiums and accumulation value as market conditions and your financial planning needs change.

                  INITIAL PREMIUM

                  The initial net premium will be credited to your policy no later than the second valuation date following the latest of:

o        the date we approve the issuance of the policy;

o        the policy date;

o        the date we receive the minimum initial premium; or

o the date we approve the final delivery requirement returned to us, if the policy was issued with delivery requirements.

                  Delivery requirements are any requirement that must be completed before the policy can become effective and before the policy may be delivered to you. Examples include any application amendment or additional evidence of insurability that we require. Except as otherwise provided in the conditional receipt, the policy will not become effective until after all delivery requirements are satisfied.

                  SUBSEQUENT PREMIUMS

                  After the reallocation date, we will allocate net premiums on the day we receive them. If the date we receive a premium is not a valuation date, we will allocate the net premium on the next valuation date.

         16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Each sub-account of the Separate Account invests its assets in shares of a corresponding portfolio. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

                  Amounts of payments allocated to a sub-account, transfers to that sub-account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the sub-account in connection with Contract surrenders, partial withdrawals, transfers (including transfers of amounts to secure any outstanding loan), and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of portfolio shares will be made for a sub-account at net asset value. All income, dividends and realized gain distributions of a portfolio will be reinvested in shares of the respective portfolio at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other day where there is a sufficient degree of trading in a portfolio's securities such that the current net asset value of the sub-accounts may be materially affected.

17. (a) Describe the procedure with respect to partial withdrawal or redemption by security holders.


                           PARTIAL SURRENDERS

                           At any time after the end of the free-look period, you may surrender a portion of the policy's value by sending us a written request. We will deduct the surrender amount and any surrender penalty from your investment options on the day we receive your surrender request in good order. If that day is not a valuation date, we will deduct the surrender amount and any surrender penalty from your investment options on the next valuation date.

                           In any policy year, the maximum amount that you may
receive by partial surrender is:

o        the accumulation value of the policy; MINUS

o        any existing policy loans; MINUS

o        the sum of three monthly deductions; and MINUS

o the greater of $25 or the surrender penalty that would apply for a full surrender of the policy.

                           We will calculate the maximum partial surrender amount for the base policy and each layer in a similar manner.

                           If you request an amount larger than the maximum described above, we will treat it as a request for a full surrender.

                           We will allocate the partial surrender among the base policy and any layers based on the proportion that the maximum partial surrender amount for each bears to the total maximum of the partial surrender amounts available for the base policy and all layers. The amounts so allocated will be deducted from the accumulation value of the base policy or layer.

                           During the first 10 policy or layer years, or until the policy anniversary nearest age 100, whichever is earlier, we will assess a surrender penalty on any partial surrender amount that exceeds the amount eligible for the surrender penalty free withdrawal described below. This excess will be attributed first to the most recent layer, if any. To the extent the excess is greater than the face amount of the most recent layer, the remainder will be attributed to the next most recent layers in order, and then to the base policy.

                           For each layer where the amount attributed equals the face amount, the surrender penalty will be equal to A times B divided by C, below. For the base policy or layer to which any lesser amount is attributed, the surrender penalty will be equal to A times B divided by D below, but not more than A times B divided by C. For purposes of these calculations:

 A    is the amount of the excess attributed to the base policy or layer;

 B    is the surrender penalty factor for the current policy or layer year, as applicable;

 C    is 1000; and

 D is 1000 minus the surrender penalty factor for the current policy or layer year, as applicable.

                           The surrender penalty factors vary by policy year and layer year and are shown in the policy data pages. However, if the sum of the surrender penalties for the base policy and any layers is less than $25, the surrender penalty will be $25.

                           After all surrender penalty periods have expired, we will assess a $25 transaction fee on any surrender amount that exceeds the amount eligible for a surrender penalty free withdrawal.

                           The surrender penalty will be deducted from the accumulation value of the newest layer. If the accumulation value of that layer is insufficient, the remainder will be deducted successively from the next most recent layer(s), and then from the base policy. After we have allocated the surrender amount and surrender penalty among the base policy and any layers, we will deduct the allocated amounts from your investment options on a pro-rata basis. We may permit you to specify the investment options from which the partial surrender and surrender penalties, if any, are to be deducted. Such specifications must be in a form and manner acceptable to us. IF YOUR POLICY HAS ONE OR MORE LAYERS ON IT, YOU WILL NOT BE PERMITTED TO SPECIFY THE INVESTMENT OPTIONS FROM WHICH THE PARTIAL SURRENDER AND PENALTIES, IF ANY, ARE TO BE DEDUCTED.

                           If you choose Death Benefit Option 1, we will also
reduce the policy's face amount by:

o the surrender amount that exceeds the surrender penalty free withdrawal amount; PLUS

o        any applicable surrender penalty.

                           If you choose Death Benefit Option 3, we will also reduce from the policy's face amount by:

o        the surrender amount that exceeds the greater of:

a)       the amount eligible for a surrender penalty free withdrawal; or

b) the cumulative gross premiums paid minus the sum of all previous surrenders and premium refunds; PLUS

o any applicable surrender penalty on the amount that exceeds the amount eligible for a surrender penalty free withdrawal.

                           If the amount of the reduction exceeds the face amount of the most recent layer, the excess amount will reduce the face amount of the next most recently added layers, in order, and then the face amount of the base policy.

                           If the new face amount would be less than our minimum allowed, then we will not allow the partial surrender.

                           SURRENDER PENALTY FREE WITHDRAWALS

                           After the first policy year, a portion of any partial surrender amount you request over $100 is available without surrender charges and without reductions in face amount. The amount available is:

o        10% of the accumulation value, MINUS

o 100% of the sum of all surrender penalty free withdrawals since the last policy anniversary.

                           This amount may not exceed the maximum amount
available as a partial surrender.

                           There may be important tax consequences of making a partial surrender of the policy. Consult with a tax adviser regarding these tax consequences.

                           NONFORFEITURE OPTION - FULL SURRENDER

                           You may surrender the policy at any time after free look period for its net cash value. The surrender penalty for a full surrender of the policy is equal to the surrender penalty, if any, for the base policy, plus the surrender penalty, if any, for each layer.

                           We will process the surrender on the day we receive your written request in good order. If that date is not a valuation date, then the request will be effective on the next following valuation date.

                           There may be important tax consequences of taking a full surrender of the policy. Consult with a tax adviser regarding these tax consequences.

                           REINSTATEMENT

                           If the policy lapses, it may be reinstated provided it was not surrendered. To reinstate the policy, you must meet the following conditions:

o You must request reinstatement in writing within three years after the date of lapse and before the policy anniversary nearest age 100.

o The insured must submit evidence of insurability satisfactory to us.

o If any loans existed when the policy lapsed, you must repay or reinstate such loans, with interest. Interest will be compounded annually from the date of lapse. Interest will be at the loan reinstatement interest rate of 6.25% (5.88% in advance). Any loan interest due after the effective date of reinstatement will be at the effective annual rate for the policy year during which the interest is due.

o The reinstated policy will be subject to the minimum premium requirement during the required premium period. Any increase in the face amount of the base policy will also be subject to the minimum premium requirement during the layer's required premium period. The required premium period will be calculated from the original policy date or the original layer date. It does not start over.

                           If the policy lapsed during any required premium period, you must pay a premium large enough to meet the minimum premium requirement at the time of reinstatement, with interest. Interest will be compounded annually at the reinstatement interest rate of 6%. If the policy lapsed after any required premium period, you must pay a premium large enough to cover two monthly deductions due when the policy lapsed and three monthly deductions due when the policy is reinstated. The amount equivalent to two monthly deductions due when the policy lapsed will be used to reimburse us for the insurance provided during the grace period.

o You must repay any net cash value given to you at the time of lapse, with interest. Interest will be compounded annually at the reinstatement interest rate of 6.25% (5.88% in advance).

o Any applicable surrender penalties in effect for the reinstated policy or layer will be calculated from the original policy date and layer dates, as applicable.

                           The effective date of a reinstatement will be the date we approve your request. We will resume taking monthly deductions for the policy as of the nearest monthly policy date. If a person other than the insured is covered by any attached rider, that person's coverage will be reinstated under the reinstatement terms of such rider.

                           The accumulation value of the reinstated policy will
be:

o        any surrender penalty assessed at the time of lapse; PLUS

o        any net cash value we paid to you at the time of lapse; PLUS

o        any loan repaid or reinstated; PLUS

o        any net premium you pay at reinstatement; MINUS

o        any monthly deductions due at the time of lapse.

                           We will allocate any loan repaid and any net premium you pay at reinstatement according to the most recent premium allocation election we have received from you. We will restore any surrender penalty assessed at the time of lapse. We will allocate any restored surrender penalty and any net cash value you repay at reinstatement between the base policy and any layers in the same proportion as these amounts were deducted at the time of lapse. We will then allocate the base and layer amounts among your investment options in the same proportion as these amounts were deducted at the time of lapse.

                           We will allocate the amount you pay within one
valuation date after the later of:

o        the valuation date that we approve the reinstatement; or

o    the valuation date that we receive the required premium and other payments.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.


                           Distributions with respect to the shares of a portfolio held by a sub-account are reinvested in shares of that portfolio at net asset value. Such shares are added to the assets of the respective sub-account.

                  (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           No distributions are made to Owners (or
                           beneficiaries) other than in connection with a death benefit or with a Owner-initiated loan, partial withdrawal or surrender of the Contract. See Items 13(a) and 21.

                  (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling same.

                           Payments placed in the Separate Account constitute certain reserves for benefits under the Contract.

                    (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                        Not Applicable.  The Separate Account has not begun
                         business operations.

         19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Company will maintain the records and books of the Separate Account. The Company will also maintain records for each Contract, including the number and value of units of each sub-account credited to each Contract and the value of accumulations in the Fixed Account.

                  Issuance and transfer of portfolio shares will be by book entry only. Stock certificates of the portfolios will not be issued to the Company or Separate Account. Shares ordered from the portfolios will be recorded in an appropriate title for the Separate Account or appropriate sub-account.

                  Owners will be sent promptly statements of significant transactions such as payments, transfers among sub-accounts and the Fixed Account, partial withdrawals, increases in loan amount by the Owner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Owner. The annual statement will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the death benefit, Accumulation Value, surrender value, amounts in the sub-accounts and Fixed Account, and any Contract loan(s).

                  In addition, the Owners will be sent semi-annual reports of the underlying portfolios and other information for the Separate Account as required by the 1940 Act.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:


(a)      Amendments to such indenture or agreement.
         -----------------------------------------

         Not Applicable.

(b)      The extension or termination of such indenture or agreement.
         -----------------------------------------------------------

         Not Applicable.

(c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

         The Company will act as custodian of assets of the Separate Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Separate Account shall be delivered directly by the Company to a successor custodian.

(d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.


         Not Applicable.

(e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.


         There is no such provision in an indenture or agreement. Under California and Iowa law, the Company may not abrogate its obligation under the Policies.

(f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.


         There is no such provision in any indenture or agreement.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.


                            POLICY LOANS

                           You may borrow any portion of the net cash value of the policy. We will process a loan on the day we receive your loan request in good order. If that day is not a valuation date, we will process the loan on the next valuation date.

                           We will require the written consent of any
                                irrevocable beneficiaries.

                           The following terms and conditions apply to policy
                                loans:

o The maximum loan amount for the policy is equal to the policy's accumulation value MINUS the total of:

a)       any outstanding loan(s) on the policy; PLUS

b)       interest on the amount of the loan to the end of the policy year; PLUS

c) the surrender charges that would be assessed on a full surrender of the policy or, if greater, the amount of two monthly deductions for the base policy and for all layers.

                           We will calculate the maximum loan amount for the base policy and each layer in a similar manner.

o Interest on loans is due in advance each year on the policy anniversary. The annual effective loan interest rate is 6.25% (5.88% in advance) during the first ten policy years and 4.25% (4.07% in advance) thereafter. We may charge lower rates than these rates. We will never charge higher interest rates. Currently, we charge 6.00% (5.66% in advance) during the first ten policy years and 4.00% (3.84% in advance) thereafter. If you do not pay interest when it is due, we will add the amount of the interest to the loan.

                           We will allocate the net loan amount to the base policy and any layers in the same proportion the maximum loan amount for each bears to the total of the maximum loan amounts for the base policy and all layers. We will then deduct the allocated amount from the base policy's or layer's investment options on a pro-rata basis, unless you specify, in a form and manner acceptable to us, the investment options to which you want to allocate the net loan amount. We will transfer the net loan amount to the loan account.

                           If there are no layers on your policy, we will allow you to specify the investment options from which the loan should be deducted. Loan interest is always deducted pro-rata. If there are any layers on your policy, all loans will be allocated pro-rata, as described above.

                           If the insured dies, we will deduct the outstanding loan from the death benefit before we pay the death benefit to the beneficiary.

                           We will credit interest to the loan account at a rate
equal to 4%.

                           LOAN REPAYMENT

                           You may repay any part of an outstanding loan at any time while the insured is living. We will allocate the loan repayment on the day we receive it. If that day is not a valuation date, we will allocate it on the next valuation date.

                           If you want to make a loan repayment, you must tell us that the payment you send us is for that purpose. Unless your payment is clearly marked as a loan repayment, we will assume it is a premium payment if it is received before the policy anniversary nearest age 100. When we receive a loan repayment, we will apply it to the outstanding loan. The loan repayment will be allocated first to the most recent portion of the outstanding loan, and then to the next most recent portions in order. For each such portion of the loan being repaid, the loan repayment is first allocated to the portion of that loan amount in the base policy, and then successively to any layers in the order of their layer dates. After we have allocated the loan repayment among the base policy and any layers, we will allocate those amounts to your investment options according to the allocation percentages provided in the most recent premium allocation election we have received from you.

                           Your policy will not automatically lapse if you do not repay a loan. However, it will enter the grace period if the accumulation value less any outstanding loans is not large enough to cover the monthly deduction due and any loan interest due that is not paid in cash.

                           You may pay loan interest due in cash. We will treat the payment as a loan repayment if you clearly identify the payment as a loan repayment or a payment of loan interest due. Loan interest for each year is added to your loan. We will deduct the loan interest from your investment options on a pro-rata basis, and then transfer the loan interest to the loan account. The loan interest deduction and transfer will be effective on the policy anniversary. If the policy anniversary is not a valuation date, the loan interest deduction and transfer will be effective on the next valuation date. Any loan interest paid in cash will be applied to the loans in the order in which they were made.

                           EFFECT OF POLICY LOANS

                           Policy loans will affect the accumulation value and net cash value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the underlying portfolios in which the sub-accounts are invested is less than or greater than the interest credited to the portion of the policy in the fixed account that secures the loan.

                           We will deduct any outstanding policy loan from the proceeds payable when the insured dies or from a full surrender.

                           The policy will enter the grace period and may lapse at the end of that period if the monthly deductions due on any monthly policy date exceed the accumulation value of the policy minus any outstanding loan. As a result, increases in the outstanding loan and/or decreases in the accumulation value may make it more likely that your policy will lapse. Assuming you do not make loan repayments, the outstanding loan will increase if you receive additional loan amounts from your policy. The outstanding loan amount will also increase if you do not pay loan interest due in cash. Your accumulation value, net of outstanding loans, will decrease if you take additional loans from your policy or you take partial surrenders from your policy or, in certain situations, you decrease the face amount of your policy. The accumulation value in a sub-account on the policy may decline based on the investment performance of the underlying portfolio.

                           In the event the policy lapses or is otherwise terminated while a policy loan is outstanding, the policy loan will be treated as cash received from the policy for income tax purposes. Any cash received, that is, the outstanding policy loan plus any other accumulation value less surrender penalties in excess of the policy's tax basis, should be taxable as ordinary income.

                           For a discussion of the federal tax considerations of policy loans, see FEDERAL TAX CONSIDERATIONS - Policy Loans.

                  (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                           See Item 21(a), above. No other loans are made, except under the terms of life insurance policies which may be issued by the depositor or affiliated insurance companies.

                  (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing, aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                           Not Applicable.

         22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                  You may assign a policy as collateral or make an absolute assignment. All policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in premium allocations, make transfers or to exercise other rights under the policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Administrative Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment was recorded. We are not responsible for determining the validity of any assignment or release.

         23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                  The depositor is insured under a broad manuscript fidelity bond program with coverage limits of $80,000,000. The lead underwriter is Capital CNA.

         24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                  PARTICIPATION AGREEMENTS. The Company and the portfolios have entered into Participation Agreements which define the terms under which the sub-accounts of Separate Account invest in the portfolios.

                  OWNER

                  The insured is the owner unless another owner has been named in the application or in a supplemental agreement filed with us in accordance with the policy. As owner, you are entitled to exercise all rights granted under the policy while the insured is alive. If the owner is an individual other than the insured, and dies before the insured, the rights of the owner belong to the executor or administrator of the owner's estate, unless the policy provides otherwise. If the owner is a partnership, the rights belong to the partnership as it exists when a right is exercised.

                  If ownership of the policy is shared by more than one person, all such persons must sign each written request to exercise any right under the policy. The telephone access privilege may be exercised by any one person who shares ownership, or by your registered representative.

                  You may change the owner while the insured is alive by notifying us in a form and manner acceptable to us. The change will not be effective until we record it at our Administrative Office. The written consent of any irrevocable beneficiary will be required.

                  You may assign a policy as collateral or make an absolute assignment. All policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in premium allocations, make transfers or to exercise other rights under the policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Administrative Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment was recorded. We are not responsible for the adequacy of any assignment. However, if you file an assignment with us and we record it at our administrative office, your rights and those of any revocable beneficiary will be subject to it. The written consent of any irrevocable beneficiaries will be required.

                  BENEFICIARY

                  If the insured dies while the policy is in force, we will pay the death benefit to the beneficiary. You select the beneficiary on the application and may change the beneficiary at a later date. If the beneficiary is a partnership, we will pay the death benefit to the partnership as it exists on the date the insured dies.

                  To the extent allowed by law, no death benefit will be subject to the claims of the beneficiary's creditors or to any legal process against the beneficiary.

                  If any beneficiary dies before the insured, that beneficiary's interest in the death benefit will end. If any beneficiary dies at the same time as the insured, or within 30 days after the insured, that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interests of all designated beneficiaries have ended when the insured dies, we will pay the death benefit to you, as owner. If you are not living at that time, we will pay the death benefit to your estate.

                  You may change the beneficiary while the insured is alive by sending us written notice. The change will not be effective until we record it at our Administrative Office. Even if the insured is not living when we record the change, the change will take effect as of the date it was signed. However, any benefits we pay before we record the change will not be subject to the change. An irrevocable beneficiary may not be changed without the written consent of that beneficiary.

                  OTHER POLICY PROVISIONS

                  THE FOLLOWING POLICY PROVISIONS MAY VARY BY STATE.

                  INCONTESTABILITY OF THE POLICY

                  Except for fraud or nonpayment of premiums, the policy will be incontestable as to the base policy after it has been in force during the insured's lifetime for two years from the date of issue. This provision does not apply to any rider or endorsement providing benefits specifically for disability or death by accident.

                  When a layer is added to the policy, this incontestability provision will start anew with respect to that layer, beginning on the layer date.

                  If the base policy is rescinded for any contestable reason (e.g. material misrepresentation), we will be liable only for the amount of premiums, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due, allocated to the base policy. The base policy will be rescinded as of the policy date. If a layer is rescinded for any contestable reason, we will be liable only for the amount of premiums, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due, allocated to the layer. The layer will be rescinded as of the layer date.

                  SUICIDE

                  If the insured dies by suicide, while sane or insane, within two years from the date of issue, we will be liable only for the amount of premiums paid, less any partial surrenders, surrender penalty free withdrawals, loans and loan interest due. The policy will be rescinded as of the policy date.

                  When a layer is added to the policy, this suicide provision will start anew with respect to that layer, beginning on the layer date.

                  DELAY OF PAYMENTS

                  We may postpone any transaction involving the separate account during any period when:

o trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or the New York Stock Exchange is closed for days other than weekends or holidays;

o    the  Securities  and  Exchange   Commission  has  allowed  or  ordered  the
     suspension described above; or

o the Securities and Exchange Commission has determined that an emergency exists such that disposal of mutual fund securities or valuation of assets is not reasonably practical.

                  Transactions involving the separate account include the following, to the extent the amounts of the transactions come from the portion of the accumulation value in the separate account:

o        transfers between or among sub-accounts;

o        transfers to or from the separate account;

o        policy loans;

o        exchange of the policy under the Guaranteed Exchange Option;

o        partial or full surrenders; and

o        death benefits payments.

                  We may delay paying you any portion of a partial or full surrender that comes from the accumulation value in the fixed account for up to six months after we receive your written request for the surrender.

                  We may delay making a loan to you to the extent that the loan is deducted from the portion of the accumulation value in the fixed account for up to six months after we receive your written request for the loan. We will not delay any loan made to pay premiums due on the policy.

                  WE MAY DELAY ANY PAYMENT UNTIL ALL PREMIUM CHECKS HAVE
CLEARED.

III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
         -----------------------------------------------------------

         Organization and Operations of Depositor

         25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  The Company is a stock life insurance company incorporated under the laws of the state of California in 1906. It moved its state of domicile to Iowa effective December 31, 2000.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:


                           Not Applicable.

                  (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                           See item 13(a)(2) regarding payments received from portfolios or their advisers.

                           (1)      The nature of such fee or participation.
                                    ---------------------------------------

                                    See item 13(a)(2) regarding payments
                                    received from portfolios or their advisers.

                           (2)      The name of the person making payments.
                                    --------------------------------------

                                    See item 13(a)(2) regarding payments
                                    received from portfolios or their advisers.

                    (3) The nature of the services rendered in consideration for such fee or participation.

                                    See item 13(a)(2) regarding payments
                                    received from portfolios or their advisers.

                           (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                                    None.

         27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  The Company is a California life insurance company licensed to sell life insurance in the District of Columbia, Puerto Rico, Virgin Islands and Guam and all states except New York.

                  The Company offers registered variable life and annuity policies through other separate accounts registered as unit investment trusts and one, Separate Account Fund B, as a management investment company.

         Officials and Affiliated Persons of Depositor

         28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

  (i)         name and principal business address;
              ------------------------------------
  (ii)        nature of relationship or affiliation with depositor of the trust;
              ------------------------------------------------------------------
  (iii)       ownership of all securities of the depositor;
              ---------------------------------------------
  (iv)        ownership of all securities of the trust;
              -----------------------------------------
  (v)         other companies of which each person named above is presently officer,  director or partner.

                           See 28(b) and 29, below.

                           (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                                       The principal occupations and business
                                       experience for the last five years of
                                       Directors and Executive Officers of the
                                       Company are as follows:

                       DIRECTORS AND PRINCIPAL OFFICERS OF

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
Patrick S. Baird*****                 Director of TOLIC since
                                      1999. Director, Senior Vice President and
                                      Chief Operating Officer of PFL Life
                                      Insurance Company since 1996. Executive
                                      Vice President and Chief Operating Officer
                                      of AEGON USA since 1995. Chief Financial
                                      Officer of AEGON USA from 1992 to 1995.
                                      President and Chief Tax Officer of AEGON
                                      USA from 1984 to 1995.

Brenda K. Clancy*****                 Director of TOLIC since 1999. Senior Vice President, Corporate, of
                                      PFL Life Insurance Company since 1991. Treasurer and Chief Financial
                                      Officer of PFL Life Insurance Company since 1996.

James W. Dederer, CLU*                Director, Executive Vice President, General Counsel and Corporate
                                      Secretary of TOLIC since 1988.

George A. Foegele****                 Director and Senior Vice President; President and Chief Executive
                                      Officer of Transamerica Life Insurance Company of Canada.

Douglas C. Kolsrud*****               Director of TOLIC since 1999. Director, Senior Vice President, Chief
                                      Investment Officer and Corporate Actuary, Investment Division, of
                                      PFL Life Insurance Company.

Richard N. Latzer***                  Director, Senior Vice President and Chief Investment Officer of
                                      Transamerica Corporation since 1989. Director, President and Chief
                                      Executive Officer of Transamerica Investment Services, Inc. since
                                      1988.

Karen O. MacDonald*                   Director, Executive Vice President and Chief Operating Officer since
                                      1999. Senior Vice President and Corporate Actuary from 1992 to 1995.

Gary U. Rolle*                        Director, Executive Vice President and Chief Investment Officer of
                                      Transamerica Investment Services, Inc. since 1981.

Paul E. Rutledge III**                Director and President, Reinsurance Division since 1998. President,
                                      Life Insurance Company of Virginia, 1991-1997.

Craig D. Vermie*****                  Director of TOLIC since 1999. Director, Vice President and General
                                      Counsel, Corporate, of PFL Life Insurance Company since 1990.

Ron F. Wagley, CLU*                   President and Director
                                      since 1999. Chief Agency Officer of TOLIC
                                      since 1993. Vice President of TOLIC from
                                      1989 to 1993.

*The business address is 1150 South Olive Street, Los Angeles, California 90015. **The business address is 401 North Tryon Street, Charlotte, North Carolina 28202.
***The business address is 600 Montgomery Street, San Francisco, California
94111.
****The business address is 300 Consilium Place, Scarborough, Ontario, Canada M1H3G2.
*****The business address is 4333 Edgewood Road, N.W., Cedar Rapids, Iowa 52449.

Companies Owning Securities of Depositor

         29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of depositor.

                   The Company is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, 1150 South Olive Street, Los Angeles, which in turn is a wholly-owned subsidiary of Transamerica Corporation, 600 Montgomery Street, San Francisco, California. Transamerica Corporation is organized under the laws of the state of Delaware and is owned by AEGON N.V., a Dutch holding company.

         Controlling Persons

         30. Furnish as at latest practicable date the following information with respect to any person other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                   None.

         Compensation of Officers of Depositor

         31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

                    (a) directly to each of the officers or partners or the depositor directly receiving the three highest amounts of remuneration;


                    None. No person received compensation for services rendered to the trust (separate account).

                   (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

                    None. No person received compensation for services rendered to the trust (separate account).

                    (c)  indirectly  or  through  subsidiaries  to  each  of the
                         officers    or     partners    of    the     depositor:

                    None. No person received compensation for services rendered to the trust (separate account).

         Compensation of Directors

         32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

                  (a)      the aggregate direct remuneration to directors;
                           ----------------------------------------------

                           None.

                  (b)      indirectly or through subsidiaries to directors.
                           -----------------------------------------------

                           Not Applicable.

         Compensation to Employees

         33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                         Not applicable.

                    (b) Furnish the following information with respect to the renumeration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                         Not Applicable.

         Compensation to Other Persons

         34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and
                33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                Not Applicable.

         IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES
                -----------------------------------------

         Distribution of Securities

         35. Furnish the names of the states in which sales of the trust's securities (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

                (a)      Sale of the Policies has not commenced in any state.

                (b) Following the effectiveness of the Separate Account's registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company proposes issuing the Policies in the District of Columbia, Guam, Virgin Islands, and Puerto Rico and in all states except New York.

                (c)      Not Applicable.


         36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

                         Not Applicable.

         37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of denial

                                Not Applicable.

                         (3)    Brief statement of reasons given for denial
                                -------------------------------------------

                                Not  Applicable.

                (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of revocation

                                Not Applicable.

                         (3)    Brief statement of reasons given for revocation
                                -----------------------------------------------

                                Not Applicable.

                    38. (a) Furnish a general description of the method of distribution of securities of the trust.

                         Transamerica Securities Sales Corporation, an affiliate of the Company, will act as principal underwriter of the Policies pursuant to a Distribution Agreement with the Company and the Separate Account. Transamerica Securities Sales Corporation is a broker-dealer and a member of the National Association of Securities Dealers, Inc. The Policies will be sold by agents of the Company who are registered representatives of affiliated and independent broker-dealers.

                (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                         The Company and Separate Account has executed a Distribution Services Agreement ("Agreement") with Transamerica Securities Sales Corporation ("TSSC"), its principal underwriter. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days' written notice to the other parties, and terminates automatically in the event of its assignment.

                (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications, and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                         DISTRIBUTION

                         Transamerica Securities Sales Corporation, or TSSC, acts as the principal underwriter and general distributor of the policy. TSSC is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, or NASD. TSSC was organized on February 26, 1986, under the laws of the state of Maryland. Broker-dealers sell the policies through their registered representatives who are appointed by us.

                         We pay to broker-dealers who sell the policy commissions based on a commission schedule which provides for commissions of up to 90% of premium payments made up to a level we set; 4.5% of the excess over that for premiums paid in the first year; and 4.5% of premiums paid after the first policy year. We may also provide additional compensation through bonuses.

                         To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

                         We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:

o        the administrative charge;

o        the surrender penalty; and

o investment earnings on amounts allocated under policies to the fixed account.

                         Commissions paid on the policy, including other incentives or payments, are not charged to the policy owners or the separate account.

         Information Concerning Principal Underwriter

                    39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.


                         The principal underwriter of the Policies, Transamerica Securities Sales Corporation, was incorporated under the laws of Maryland, February 26, 1986.

                    (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.
                         (NASD).


                         The Policies will be distributed only by broker-dealers
which are members of the NASD.

         40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

                         None.

                (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                         See item 13(a)(2) regarding payments received from
portfolios or their advisers.

                         (1)    The nature of such fee or participation.
                                ---------------------------------------

                                See item 13(a)(2) regarding payments received from portfolios or their advisers.

                         (2)    The name of the person making payment.
                                -------------------------------------

                                See item 13(a)(2) regarding payments received from portfolios or their advisers.

                    (3) The nature of the services rendered in consideration for such fee or participation.

                                See item 13(a)(2) regarding payments received from portfolios or their advisers.

                         (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                                None.

         41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                         Transamerica Securities Sales Corporation is a registered broker-dealer and a member of the NASD. Transamerica Securities Sales Corporation acts as principal underwriter of variable annuity and variable life policies issued by separate accounts of the Company and affiliates Transamerica Life Insurance and Annuity Company and Transamerica Life Insurance Company of New York and also acts as distributor for Transamerica Investors, Inc. The variable policies issued by the Company are sold through registered representatives of affiliated and independent broker-dealers who are also appointed as insurance agents of the Company.

                (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                    Not Applicable. The Separate Account is not yet issuing securities.

                (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                         Not Applicable.  The Policies have not yet been issued.

         42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter (ownership of securities of the Trust).

                Not Applicable.  The Policies have not yet been issued.

         43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                Not Applicable.

         Offering Price or Acquisition Valuation of Securities of the Trust
         ------------------------------------------------------------------

         44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purposes of determining the offering price to the public of securities issued the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

                         UNITS AND UNIT VALUES

                         VALUATION OF UNITS

                         We will allocate net premiums, transfers and any applicable premium qualification credits to the sub-accounts you have elected. All net premiums will be allocated according to the ALLOCATION OF NET PREMIUMS section.

                         Your policy will be credited with a number of units in a sub-account is equal to the amounts allocated to that sub-account divided by the value of the applicable unit. The value of the applicable unit will be determined on the day the amount is allocated. If day we allocate the amount is not a valuation date, the value of the applicable unit will be determined on the next valuation date.

                         The number of units in a sub-account will remain fixed,
unless:

                    a) increased by a net premium, premium qualification credit or a transfer allocated to the sub-account;

b) reduced because of a partial surrender, surrender penalty free withdrawal, surrender penalty, monthly deduction, policy loan, or other charges or fees allocated to the sub-account, or because of a transfer from the sub-account; or

c)       changed by a subsequent split of a unit value.

                         Any transaction described in b) above will result in the cancellation of a number of units that are equal in value to the amount of the transaction.

                         On each valuation date, we will value the assets of each sub-account and determine the value of each unit.

                         UNIT VALUES

                         The unit values for all sub-accounts except the money market sub-account were initially set at $10.00. The unit value for the money market sub-account was initially set at $1.00. The unit value for a sub-account on any subsequent valuation date is equal to:

                                                             {(A x B) minus C}
                                                             -----------------
                                                                     D

                         where

                    A is the number of shares of the underlying portfolio held by the sub-account at the end of the valuation date.

                    B is the net asset value (NAV) per share of the underlying portfolio as of the end of the valuation date, plus the per share amount of any capital gains or dividends declared on that valuation date.

                    C is a charge for each day in the valuation period equal to the net assets of the sub-account multiplied by the daily mortality and expense risk factor.

                    D is the number of units outstanding as of the end of the prior valuation date.

                         The unit value may increase or decrease from one valuation date to the next. You bear this investment risk. We reserve the right to change the method we use to determine the unit value, subject to any required regulatory approvals.

                         If we are required to pay federal taxes on the separate account, we reserve the right to deduct a charge for such taxes. We may reflect the amounts of such charges in calculation of the unit values.

                    (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as of the latest practicable date.


                         No Policies have been issued or offered for sale to the
public.

                (c) If there is any variation in offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                         At any time, the "price" of a unit of a sub-account will be the same for all Owners. However, the charges under the Policies will not be the same for all Owners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Insureds because different cost of insurance rates will apply. The "price" will also vary depending upon whether the Contract is issued based on simplified underwriting criteria or, instead, is issued based on full underwriting. The "price" may also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Contract.

         45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

                (a)      by whose action redemption rights were suspended;
                         ------------------------------------------------

                         Not Applicable.

                    (b) the number of days' written notice given to security holders prior to suspension of redemption rights;


                         Not Applicable.

                (c)      reason for suspension;
                         ---------------------

                         Not Applicable.

                (d)      period during which suspension was in effect.
                         --------------------------------------------

                         Not Applicable.

                    46. (a) Furnish the following information with respect to the method of determining the redemption or partial withdrawal valuation of securities issued by the trust:

                    (1) The source of quotations used to determine the value of portfolio securities.

                                The sub-accounts invest only in shares of the portfolios. Shares of each are sold and redeemed at their net asset value as next computed after the Company's receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective-sub-accounts. See Item 44(a).

                    (2) Whether opening, closing, bid, asked or any other price is used.

                                See 44(a) and 46(a)(1), above.

                    (3) Whether price is as of the day of sale or as of any other time.

                                See 44(a) and 46(a)(1), above.

                         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                               ACCUMULATION VALUE is the policy's total value on a specified date. The accumulation value at any time is equal to the sum of:

o       the value of the units of the sub-accounts credited to your policy; plus

o        the value in the fixed account credited to your policy.
                               CASH VALUE is the accumulation value, MINUS any
surrender penalty.

                               NET CASH VALUE is the cash value, MINUS any
outstanding loans.

                         (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                                Units of the sub-accounts will be redeemed at net asset value. However, under the Policies, a surrender or partial redemption may be subject to surrender charges. See 13(a).

                         (6)    Whether adjustments are made for fractions.
                                ------------------------------------------

                                No adjustments are made for fractions.

                (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as of the latest practicable date.

                         No Policies have been issued or offered for sale to the
public.

                    Purchase and sale of interests in underlying securities from and to Security Holders


                    47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                All purchases and redemptions of shares of the portfolios are at net asset value. The Company will redeem sufficient shares of the portfolios to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Contract.

V.       INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

                    48. Furnish the following information as to each trustee or custodian of the trust.


                    The Company maintains custody of all securities of the Separate Account. The Separate Account has no trustees. See
                    Item 3.

                (a)      Name and principal address:
                         --------------------------

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015

                (b)      Form of organization:
                         --------------------

                         Stock life insurance company.

                    (c) State or other sovereign power under the laws of which the trustee or custodian was organized.


                         Incorporated under the laws of California. State of domicile is Iowa, effective December 31, 2000.

              (d)      Name of governmental supervising or examining authority.
                         -------------------------------------------------------

                    California Department of Insurance.. The Company is also subject to examination by the insurance departments of each state in which it does business.

         49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

                The Company is not paid a separate fee for expenses or services rendered as custodian of the Separate Account.

See item 13(a) regarding discussion of fees.

                As the Separate Account has not begun business operations, no fees have been paid.

         50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                None. Under California and Iowa law, the assets supporting Contract reserves in the Separate Account may not be charged with any liabilities arising out of any other business of the Company.

VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

                    51. Furnish the following information with respect to insurance of holders of securities:


                Interests in the Separate Account are sold only to fund the Policies. Other than the Policies themselves, no insurance is sold to Owners with interests in the sub-accounts, in connection with such interests.

                (a)      The name and address of the insurance company.
                         ---------------------------------------------

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015

                    (b) The types of policies and whether individual or group policies.


                         The Policies are flexible premium variable life insurance Policies. Policies are usually individual policies but in certain states, however, we may instead issue certificates under a group contract.

                (c)      The types of risks insured and excluded.
                         ---------------------------------------

                         The Policies are offered to insureds between ages 16 to 89 and under, subject to our underwriting standards. We assume the risk that the deduction made for mortality and expense risks will prove inadequate to cover actual insurance costs and expenses.

                (d)      The coverage of the policies.
                         ----------------------------

                         The Policies provide insurance coverage on the life of the Insured. The minimum death benefit is stated in each Contract. Death benefits will be reduced by any outstanding loans, any due and unpaid monthly deductions, as well as any unpaid withdrawal transaction fees, partial withdrawals, and applicable surrender charges.

                    (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.


                         The beneficiary is named by the Owner(s) to receive the net death benefits. The interest of any beneficiary will be subject to any assignment made by the Owner. The Owner may declare a beneficiary to be revocable (changed at any time by written request) or irrevocable (may be changed only with the written consent of the irrevocable beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death benefits will pass to the Owner or to the Owner's estate.

                    (f)  The  terms   and   manner   of   cancellation   and  of
                         reinstatement.

                    See  Item   17(c)  for  the  manner  of   cancellation   and
                    reinstatement.

                    (g) The method of determining the amount of premiums to be paid by holders of securities.


                         See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the payments are determined.

                    (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.


                         We have not yet begun issuing the Policies.

                (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                         No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies.

                    (j)  The substance of any other  material  provisions of any
                         indenture  or  agreement  of  the  trust   relating  to
                         insurance.


                         None.

VII.     CONTRACT OF REGISTRANT
         ----------------------

                    52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.


                         The investment policy of each sub-account of the Separate Account is to invest in a particular portfolio.

                         We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company, if: (1) the shares of the portfolio are no longer available for investment; or (2) in our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account.

                         Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a sub-account without notice to Owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Owner's request.

                         We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

                         Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity policies and that fund other variable life policies ("mixed funding"). It is conceivable that in the future such mixed funding may be disadvantageous for variable life contract and policy owners or variable annuity policy owners. Transamerica does not believe that mixed funding is currently disadvantageous to either variable life insurance contract and policy owners or variable annuity policy owners. Transamerica will monitor events to identify any material conflicts among contract and policy owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, or for separate variable life separate accounts, we will bear the expenses.

                         We may change the Contract to reflect a substitution or other change and will notify Owners of the change. Subject to any approvals the law may require, the Separate Account or any sub-accounts may be: (1) operated as a management company under the 1940 Act;
                         (2) deregistered under the 1940 Act if registration is no longer required; or (3) combined with other sub-accounts or our other separate accounts.

                (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                         Not Applicable.

                    (c)  Describe  the contract of the trust with respect to the
                         substitution   and   elimination   of  the   underlying
                         securities of the trust with respect to:


                         (1)    the grounds for elimination and substitution;
                                --------------------------------------------

                                See 52(a), above.

                    (2) the type of securities which may be substituted for any underlying security;


                                See 52(a), above.

                         (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a contract of concentration of investment in a particular industry or group of industries;

                                Not Applicable.

                    (4)  whether  such   substituted   securities   may  be  the
                         securities of any other investment company; and


                                See 52(a), above.

                         (5) the substance of the provisions of any indenture or agreement which authorize or restrict the contract of the registrant in this regard.

                                See 52(a) above.

                (d) Furnish a description of any contract (exclusive of policies covered by paragraph (a) and (b) herein) of the trust which is deemed a matter of fundamental contract and which is elected to be treated as such.

                         None.

         Regulated Investment Company

         53.    (a)      State the taxable status of the trust.
                         -------------------------------------

                         Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                         See also 46(a), above.

                (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in
                         Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

                         Not Applicable.



VIII.    FINANCIAL AND STATISTICAL INFORMATION
         -------------------------------------

         54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                Not Applicable.

         55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or to the approximate date of organization of the trust.

                Not Applicable.

         56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.

         57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.

         58. If the trust is the issuer of periodic plan certificates furnish the following information for each installment periodic payment plan certificate outstanding as of the latest practicable date.

                Not Applicable.

         59.    Financial Statements:
                --------------------

                Financial Statements of the Separate Account

                Financial statements, if any, will be contained in a pre-effective amendment to the registration statement for the Contract on Form S-6 filed under the Securities Act of 1933. They are incorporated herein by reference.

                Financial Statements of the Depositor

                The Financial Statements of the Company will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.      EXHIBITS

     1.    Exhibit 1



(1) Certified copy of Resolutions of the Board of Directors of the Company of December 6, 1996 establishing the Transamerica Occidental Life Separate Account VUL-5. 1/

 (2)    Not Applicable.

(3) (a) Form of Distribution Agreement between Transamerica Securities Sales Corporation and Transamerica Occidental Life Insurance Company. 1/

(b) Form of Sales Agreement between Transamerica Life Companies, Transamerica Securities Sales Corporation and Broker-Dealers 1/

 (4)    Not Applicable.

 (5)    Forms of Policy and Policy riders. 1/

 (6)    Organizational documents of the Company, as amended. 1/

 (7)    Not Applicable.

(8) Form of Participation Agreement between: Transamerica Occidental Life Insurance Company and:

                  (a) re The Alger American Fund 1/
                   (b) re Alliance Variable Products Series Fund, Inc. 1/
                   (c) re Dreyfus Variable Investment Fund 1/
                   (d) re Janus Aspen Series 1/
                   (e) re MFS Variable Insurance Trust 1/
                   (f) re Morgan Stanley Universal Funds, Inc. 1/
                   (g) re OCC Accumulation Trust 1/
                   (h) re Transamerica Variable Insurance Fund, Inc. 1/
                  (i) re  PIMCO Variable Insurance Trust 1/

           (9)    Administrative Agreements.

           (10)   Form of Application. 1/


1. Incorporated by reference to the like-numbered exhibit of the Initial Filing to the Form S-6 Registration Statement, File No. 333-51916 (December 15, 2000).

                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940 the Depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Los Angeles, and State of California, on the 11th day of January, 2001.

           (SEAL) Transamerica Occidental Life Separate Account VUL-5
                                  (Registrant)

               By: Transamerica Occidental Life Insurance Company
                                   (Depositor)

                           By: /s/ David M. Goldstein
                            (Name) David M. Goldstein
                             (Title) Vice President

Attest /s/ Gina Grusman
            Gina Grusman, SEC Filing Coordinator

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signatures                                  Titles                                      Date
Ron F. Wagley*                      ___________________________                         January 11, 2001
                                    President  and Director
Patrick S. Baird*                   ___________________________                         January 11, 2001
                                    Director
Brenda K. Clancy*                   ___________________________                          January 11, 2001
                                    Director and Senior Vice President
James W. Dederer*                   ___________________________                          January 11, 2001
                                    Director, General Counsel and Secretary
George A. Foegele*                  __________________________                          January 11, 2001
                                    Director
Douglas C. Kolsrud*                 __________________________                          January 11, 2001
                                    Director and  Senior Vice President
Richard N. Latzer*                  __________________________                          January 11, 2001
                                    Director and Investment Officer
Karen O. MacDonald*                 _________________________                           January 11, 2001
                                    Director and Acting Chief Financial Officer
Gary U. Rolle'*                     _________________________                           January 11, 2001
                                    Director and Investment Officer
Paul E. Rutledge III*               _________________________                           January 11, 2001
                                    Director and President - Reinsurance Division
Craig D. Vermie*                    _________________________                           January 11, 2001
                                    Director, Vice President and Counsel

/s/ David M. Goldstein          On January 11, 2001 as Attorney-in-Fact pursuant
*By: David M. Goldstein            to powers of attorney filed herewith.